THE COALITION TO SAVE PURE

February 24, 2012

Ms. Mellissa Campbell Duru

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pure Bioscience, Inc.

Preliminary Proxy Statement filed on Schedule 14A

Filed on December 23, 2011 by Richmont Corporation, John P. Rochon, Theodore Coburn, C. James Jensen, Thomas J. Reynolds, Dr. Martin Kassir and Jeffery P. Bash (the “Coalition to Save Pure” or the “Coalition”)

File No. 1-14468

Dear Ms. Duru:

Set forth below are the responses of the Coalition to Save Pure (the “Coalition,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 4, 2012, with respect to the Coalition’s Preliminary Proxy Statement filed on Schedule 14A on December 23, 2011 (the “Proxy Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Proxy Statement (“Amendment No. 1”).

We respectfully request that the Staff review our response at its earliest convenience. Please advise us of any further comments as soon as possible. For your convenience, our response is prefaced by the Staff’s comment in bold text.

Preliminary Proxy

General

1.	Please fill in all blanks and confirm all bracketed information. Include information as of the most reasonable practicable date. For example, please continue to update with each filing, the information provided pursuant to Item 5(b) of Schedule 14A.

Response:

We acknowledge the Staff’s comment. As information becomes available, we will fill in blanks, confirm bracketed information and include information as of the most reasonable practicable date. We note for the Staff that as of this filing, the Company has not made any public announcement regarding the record date for its 2012 annual meeting, and has not filed any proxy materials therefor with the Commission. We have updated certain disclosures in Amendment No. 1, including disclosure provided pursuant to Item 5(b) of Schedule 14A. Please see revised disclosure under “Proposal No.1—Election of Directors,” “Additional Background and Nominee Information,” “Other Participant Information—Share Ownership” and “Other Participant Information—Transactions in Common Stock.”

2.	Please provide any material updates regarding the pending litigation involving the company and the participants.

Response:

We acknowledge the Staff’s comment and have provided material updates regarding the pending litigation. Please see revised disclosure under “Additional Background and Nominee Information.”

3.	Supplement your disclosure to disclose whether the nominations were properly made and the nominees are eligible to contest the current election under state law and/or the constitutive documents of the company.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see revised disclosure in the first paragraph under the caption “Proposal No.1—Election of Directors.”

Reasons for the Solicitation, page 6

4.	Please supplement your disclosure under this heading to clarify whether the contractual disputes between the company and the participants and/or their affiliates, were a catalyst for the participants’ decision to contest the annual election.

Response:

In response to the Staff’s comment, we have added further disclosure in the third paragraph under the “Reasons for Solicitation” caption about our views regarding the contractual disputes between Richmont Sciences and the Company and the Company’s decision to purportedly terminate the underlying agreements.

5.	Pease provide a succinct overview of any material contacts (other than contacts described under “Additional Nominee Information”) and/or discussions that occurred between the participants and the Company in the period leading up to the current solicitation.

Response:

We have revised and supplemented our disclosure in response to the Staff’s comment to provide a succinct overview of material contacts and/or discussions that occurred between the participants and certain related persons and the Company in the period leading up to the current solicitation under the caption “Additional Background and Nominee Information.”

6.	You disclose the “unacceptable” $6 million in total SDC sales revenue over the past 11 years. Provide context to your conclusion that this amount is unacceptable. For example, provide any relevant metrics that the filing persons considered in reaching their conclusion (i.e., comparative sales data for similar products over the same time period). Further, clarify quantitatively and/or qualitatively what constitutes “significant sales of SDC” to facilitate shareholders’ understanding of the filing persons’ conclusions.

Response:

We have revised this disclosure to provide context to our conclusion that the Company’s sales revenue is unacceptable in light of the Company’s own estimates of the size of “addressable markets.” We are providing supplementally to the Staff a copy of the supporting slide from the Company’s materials. Additionally, we note for the Staff that for the period from 2001 to 2010, the Personal Care and Industrial Biocides segment of Arch Chemicals, Inc., which manufactures and markets biocides for anti-bacterial applications, averaged $245.0 million in annual revenue, and for the period from 2001 to 2011, the Life Science segment of Meridian Bioscience, Inc., which develops and markets antigens and similar products, averaged $21.3 million in annual revenue. We have also deleted the statement regarding the Company’s failure to generate “significant sales of SDC.” Please see revised disclosure under “Reasons for Solicitation.”

7.	Throughout your proxy statement, you make assertions regarding the “promise” SDC holds and note that there are multi-billion dollar industries, which present opportunities for SDC. The basis for these statements is not apparent. Further, you have not provided support for the implied co-relation you make between multi-billion dollar industries and SDC’s actual usage capacity within such industries. Please remove this disclosure and refrain from making unsupportable assertions in future soliciting materials. Refer generally to Rule 14a-9(a).

Response:

In response to the Staff’s comment, we have deleted references to the “promise” SDC holds and revised statements regarding “multi-billion dollar” industries in terms of the Company’s statements with respect to such industries, citing the Company’s materials. We are providing supplementally to the Staff a supporting slide from the Company’s materials.

8.	Please supplement your disclosure and outline the challenges SDC faces (i.e., efficacy of usage, competition from any other antimicrobial molecules, etc). If the participants have plans that address those challenges, disclose such plans.

Response:

In response to the Staff’s comment, we have supplemented our disclosure with an overview of the challenges SDC faces. Please see revised disclosure in the third-to-last paragraph under the caption “Reasons for Solicitation.”

9.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please characterize certain statements as your opinion or belief and also provide us with support for the statements you make with respect to the following:

•	the participants’ belief that the antimicrobial molecule “SDC” holds significant promise for use in multiple industries worldwide…,” (emphasis added);

•	[SDC] has the ability to generate healthy returns for Pure stockholders…” and,

•	the assertion that the company has failed to provide technical implementation help to customers.

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response:

In response to the Staff’s comment, we have deleted references to SDC holding “significant promise.” We have revised our disclosure regarding the various potential industries and uses for SDC to focus on the industries we believe hold the best potential for SDC and stated the reasons therefor. We have deleted the reference to “healthy returns,” replaced it with a statement that we believe SDC can generate value for stockholders and provided supporting reasoned estimates. We have revised the statement regarding the Company’s failure to provide technical implementation help in terms of our belief and provided specific context to the statement.

10.	Provide further balance to the disclosure regarding the extent of Pure’s operating losses in the last 4 years. For example, acknowledge the impact on company profits in many industries during this time period due to the financial crisis.

Response:

We respectfully submit that the 11-year chart we have included in the Proxy Statement provides balanced disclosure regarding operating losses, as it covers the entire period during which Pure has had rights to SDC technology and extends to periods that preceded the financial crisis. We note further that operating losses escalated more significantly in years preceding the financial crisis and tended to level off somewhat in the peak of the crisis. Additionally, we note that annual revenues for both the Personal Care and Industrial Biocides segment of Arch Chemicals and the Life Science segment of Meridian Bioscience during 2008, 2009 and 2010 exceeded the average annual revenues for those segments over a 10- and 11-year period, respectively.

11.	Refer to the first bullet point on page 7. Clarify whether the nominees have identified “large” potential customers. Further, provide a definition of “large’ customer. Similarly, you assert plans to operationalize the use of SDC in “high-volume” applications.” Without a definition of what constitutes “high volume” or reference to quantitative and/or comparative data, your disclosure is difficult to comprehend. Please revise or remove the references, as they do not appear to be supportable. Refer to Rule 14a-9(a).

Response:

In response to the Staff’s comment, we have deleted the referenced “large” and “high volume” qualifiers.

12.	Please revise your disclosure to highlight that the nominees, if elected, may not be able to effect the plans outlined.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see the revised major heading “Cautionary Statement Regarding Plans of Our Nominees and Other Forward-Looking Statements” as well as the disclosure regarding the challenges SDC faces in the third-to-last paragraph under the heading “Reasons for Solicitation.”

13.	You refer to the participants’ plans to identify costs that “do not support the Company’s business”. Clarify further what such costs could be. For example, disclose whether the participants’ cost reduction plans include the sale of any core products or other assets the company currently holds. We may have further comment.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see revised disclosure under “Reasons for Solicitation.”

14.	Please describe in greater detail the specific steps the participants will take to “shore up the company’s capital structure.”

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see revised disclosure under “Reasons for Solicitation.”

15.	Other than the reestablishment of the relationship with Richmont Sciences, LLC, please revise to describe any other plans the participants have to revive Pure’s international business prospects. If there are no current specific plans, revise to state this clearly.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see revised disclosure under “Reasons for Solicitation.”

16.	Please set forth specific criteria the participants have for a replacement candidate for CEO Michael Krall. Also, disclose whether the nominees, if elected, intend to consider and/or replace CEO Michael Krall with any of the nominees or affiliates of the filing persons.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to include the participants’ plans with respect to the CEO position and the criteria the participants have established for a permanent replacement candidate. Please see revised disclosure under “Reasons for Solicitation.”

Additional Nominee Information, page 15

17.	Please clarify that the nominees, if elected, are bound by their fiduciary obligations when making decisions regarding the actions the company will take.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see revised disclosure in the twelfth paragraph under the caption “Additional Background and Nominee Information.”

18.	Clarify the statement that Richmont Sciences and its affiliates “would expect” to terminate the litigation on their own behalf. For example, outline the circumstances, if any, when Sciences would not terminate the pending litigation under the circumstances outlined in your disclosure.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see revised disclosure in the twelfth paragraph under the caption “Additional Background and Nominee Information.”

19.	We note reference to the contractual relationship between Mr. Rochon and Mr. Reynolds. If the participants plan to engage Mr. Reynolds to provide services to Pure if they are elected, please revise to state this clearly. Please provide an estimate of the dollar amount of any such services.

Response:

The participants have no plans at this time to engage Mr. Reynolds to provide services to Pure if they are elected.

20.	Revise to clarify the position held by Mr. Rochon at Nukote and the amount of his beneficial equity interest in NI at the time it filed for bankruptcy.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see revised disclosure under “Additional Background and Nominee Information—Additional Nominee Information.”

Solicitation of Proxies, page 18

21.	We note that you plan on soliciting proxies in person, by mail, advertisement, telephone, fax, the internet or email. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

We acknowledge the Staff’s comment and confirm our understanding of Rule 14a-6(b) and (c).

22.	Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Response:

We acknowledge the Staff’s comment. The Coalition does not plan to solicit proxies via internet chat rooms. We note for the Staff that persons who purport to have information about the Company, including with respect to the solicitation, have made false or misleading statements on the Yahoo! Finance message board for the Company. We are supplementally providing examples to the Staff.

Other Matters and Additional Information, page 21

23.	You disclose that as to other matters that may properly come before the meeting, the proxy holders will vote the white proxies in their discretion. As the participants are aware, Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please clarify this in your proxy statement and on the form of proxy card.

Response:

We acknowledge the Staff’s comment and have revised our disclosure and the form of proxy card accordingly.

24.	You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Response:

We currently do not plan to disseminate our proxy statement prior to the Company’s filing with the Commission of omitted information for which we are relying on Rule 14a-5(c). However, we note for the Staff that the Company included in its Annual Report on Form 10-K filed October 31, 2011 the information required by Part III thereof, including Directors, Executive Officers and Corporate Governance, Executive Compensation, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, Certain Relationships and Related Transactions, and Director Independence and Principal Accounting Fees and Services.

* * *

In response to the closing comments of the Staff, the Coalition hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Coalition is responsible for the adequacy and accuracy of the disclosure in the Coalition’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Coalition may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Richmont Corporation, on behalf of the Coalition to Save Pure

By:	/s/ John P. Rochon

cc:	Heidi Hafer

David Emmons

Paul Perea